EXHIBIT 3.1

                               AMENDMENT NO. 3 TO
                AMENDED AND RESTATED BYLAWS OF SITEL CORPORATION

             (as approved by the Board of Directors on March 2, 2001
                and approved by the Shareholders on May 4, 2001)

     RESOLVED, that the Board of Directors hereby approves the following proposed amendment to the Amended and Restated Bylaws of the Corporation, and directs that such proposed amendment shall be submitted to the shareholders of the Corporation for approval at the 2001 annual shareholders meeting:

     RESOLVED, that Sections 2, 4 and 7 of Article III ("Board of Directors") of the Amended and Restated SITEL Corporation Bylaws are amended to state in their entirety as follows:

     Section 2. Number, Election and Term of Office. The number of directors which shall constitute the Board of Directors shall be nine (9). The directors shall be divided into three classes, consisting of Classes I, II, and III, with each class having three (3) directors. The current term of office of the Class I directors shall expire at the 2002 annual meeting of shareholders. The current term of office of the Class II directors shall expire at the 2003 annual meeting of shareholders. The current term of office of the Class III directors shall expire at the 2001 annual meeting of shareholders. Directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term to expire at the third (3rd) succeeding annual meeting of shareholders after their election, and upon the election and qualification of their successors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain, if possible, the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

     Section 4. Vacancies. Any vacancies in the board of directors for any reason and any newly created directorships resulting by reason of any increase in the number of directors may be filled only by the board of directors, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and any directors so appointed shall hold office until the next election of the class for which such directors have been chosen and, in either instance, until their successors are elected and qualified or their earlier resignation or removal.

     Section 7. Quorum. A majority of the directors currently holding office shall constitute a quorum for the transaction of business. The vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors. If a quorum is not present at any meeting of the board of directors, then the directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than the proportion otherwise required for a quorum.